EXHIBIT 21.1

LIST OF SUBSIDIARIES.

NAME	JURISDICTION
HurryDate, LLC	USA (Delaware)
JDate Limited	England
MingleMatch, Inc.	USA (Utah)
SN Events, Inc.	USA (Delaware)
Spark SocialNet, Inc.	USA (Delaware)
Spark Networks (Israel) Limited	Israel
Spark Networks Canada Inc. / Spark Networks Canada Enterprises Inc.	Canada (Quebec)
Spark Networks Limited	England
VAP AG	Germany
Kizmeet, Inc.	USA (California)
SN Holdco, LLC	USA (Delaware)